LMP INVESTMENT GRADE BOND FUND

Supplement Dated September 2, 2008
to the Prospectus and Statement of Additional Information
Dated April 28, 2008
for
Legg Mason Partners Income Trust
Legg Mason Partners Investment Grade Bond Fund
(the "Fund")
  Effective September 2, 2008, the name of the Fund is Legg Mason
Partners Corporate Bond Fund. The Fund's current investment objective, strategies and management remain unchanged.

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